UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting of the Company

The 2022 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) of Spotify Technology S.A. (the “Company”) will be held on April 20, 2022.  The Convening Notice and Proxy Statement to the Annual General Meeting, the form of proxy to be solicited by the Company, and the notice of the Annual General Meeting provided to the Company’s shareholders and holders of beneficiary certificates are each attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convening Notice and Proxy Statement for 2022 Annual General Meeting
99.2	Form of Proxy Card for 2022 Annual General Meeting
99.3	Notice of 2022 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: March 11, 2022	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel